SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

LIVE NATION ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

538034109

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 538034109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,745,033(1)(2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 53,745,033(1)(2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,745,033(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 26.8%(2)(3)

14.	Type of Reporting Person (See Instructions) CO

(1) Sole voting power and dispositive power of 310,828 of such shares is held indirectly through control of LMC Events, LLC, which is a wholly owned subsidiary of Liberty Media Corporation.  Sole voting power and dispositive power of 8,050,000 of such shares is held indirectly through control of Liberty SIRI MarginCo, LLC, which is a wholly owned subsidiary of Liberty Media Corporation.

(2) Excludes any shares that may be acquired by the Reporting Person pursuant to the Forward Contract (as defined below).  See Item 6.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding was 200,511,675 on July 28, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on July 31, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIVE NATION ENTERTAINMENT, INC.

This report on Schedule 13D relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of Live Nation Entertainment, Inc., a Delaware corporation ( “Live Nation” or the “Issuer”).

The Report on Schedule 13D was originally filed with the Securities and Exchange Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013 (the “Liberty Schedule 13D”), and is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person acquired beneficial ownership of an aggregate of 1,700,000 shares of Common Stock on March 1, 2013 at a per share price of $11.40, 1 share of Common Stock on December 12, 2013 at a per share price of $18.57 and 1,693,090 shares of Common Stock on May 19, 2014 at a per share price of $22.74, all through market purchases using cash on hand.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

As part of the Reporting Person’s continuous review of its investment in the Issuer, the Reporting Person has entered into the Forward Contract described in Item 6 of this Amendment.  The Reporting Person has entered into the Forward Contract based on its belief that current equity prices of the Issuer continue to be attractive, and the Reporting Person presently intends to physically settle the Forward Contract.   The number of shares of Common Stock covered by the Forward Contract will be below the “Applicable Percentage,” as such term is defined in the Stockholder Agreement described in Item 6 of the Liberty Schedule 13D.

Subject to the foregoing and except as contained in the agreement filed as an Exhibits to the Liberty Schedule 13D, the Reporting Person does not have and, to the best of its knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended by the following information:

(a)                                                          The Reporting Person beneficially owns 53,745,033 shares of Common Stock of the Issuer (excluding any shares that may be acquired by the Reporting Person pursuant to the Forward Contract, see Item 6). The 53,745,033 shares represent approximately 26.8% of the outstanding shares of Common Stock, based on 200,511,675 shares of Common Stock outstanding as of July 28, 2014 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on July 31, 2014.

(b)                                                              The Reporting Person has the sole power to vote or to direct the voting of 53,745,033 shares of Common Stock (excluding any shares that may be acquired by the Reporting Person pursuant to the Forward Contract, see Item 6), and has the sole power to dispose or to direct the disposition of such number of shares. Mr. Maffei beneficially owns 47,711 shares of Common Stock, which includes 6,446 shares of restricted stock that vest in full on June 5, 2015.

(c)                                                               Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person listed on Schedule 1 hereto, has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On September 4, 2014, the Reporting Person entered into a forward purchase contract (the “Forward Contract”) with an unaffiliated counterparty covering, subject to receipt of requisite governmental approvals, up to a maximum of 15,900,000 notional shares of the Common Stock of the Issuer, subject to receipt of applicable governmental approvals.  The exact number of shares of Common Stock that may be covered by the Forward Contract will equal the number of such shares purchased by the counterparty to establish its initial hedge. The expiration of the Forward Contract is to occur on the 60th day following the earlier of the counterparty’s establishment of its initial hedge or March 3, 2015. During the initial hedging period, the Reporting Person is obligated to make prepayments to the counterparty in an amount equal to 40% of the cumulative notional amount of the Forward Contract (“Prepayment Amounts”).

The Forward Contract provides for physical settlement upon expiration, with the Reporting Person retaining the right to elect cash settlement instead. In the case of physical settlement, the “forward price” will equal the volume weighted average price of the shares of Common Stock of the Issuer during the initial hedging period plus a commission, plus an amount equal to the counterparty’s internal funding costs plus a spread. All Prepayment Amounts paid by the Reporting Person are to be applied against the aggregate forward price payable to the counterparty at settlement. If cash settlement is elected, (i) if the cash settlement price (which would be based on the price at which the counterparty unwinds its hedge) exceeds the forward price, then the counterparty will be obligated to pay the difference to the Reporting Person, and (ii) if the cash settlement price is less than the forward price, then the Reporting Person will be obligated to pay the difference to the counterparty. The Prepayment Amounts paid by the Reporting Person are to be applied against any cash settlement obligation the Reporting Person may have to the counterparty at settlement, with any excess to be returned to the Reporting Person.

The Registrant will not have the right to vote, or any investment power as to, the shares of Common Stock covered by the Forward Contract unless and until it takes physical delivery of such shares on the settlement date in accordance with the terms of the Forward Contract.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

By:	/s/ Richard N. Baer
	Name:	Richard N. Baer
	Title:	Senior Vice President and General Counsel

Dated: September 15, 2014